EXHIBIT 99.1

Stantec Provides Design Services for Second Project for Trillium Health Partners in Ontario

Firm is working on expansion project in Mississauga

EDMONTON, Alberta and NEW YORK and TORONTO, March 15, 2022 (GLOBE NEWSWIRE) -- TSX, NYSE: STN

Stantec, a global leader in sustainable design and engineering, was selected to provide planning, design, and conformance services for Trillium Health Partners’ (THP) Mississauga Hospital project. The new facility is a full replacement of the existing hospital and a critical part of THP’s plan to build a new kind of healthcare that serves the growing and diverse community for the decades ahead.

The new Mississauga Hospital will increase flexibility to respond to future healthcare challenges, feature modern hospital facilities and technology, and reflect the latest standards in infection prevention and control. It will continue to deliver highly specialized care through regional programs, such as the regional centre for advanced cardiac surgery and neurosurgery services among others.

At approximately 2.8 million square feet (260,000 square metres) and rising 24 storeys, the new hospital will nearly triple THP’s care capacity, becoming the largest hospital in Canada. To meet the needs of the growing Mississauga community, the replacement facility will offer more than 950 beds. The number of operating rooms will increase to 23, up from the current 14.

THP’s emergency department, one of the busiest in Canada, will significantly expand to improve patient experience and reduce wait times. Also housed in the new hospital will be advanced diagnostic imaging facilities and a new pharmacy and clinical laboratory.

“Critical health infrastructure, like Trillium Health Partners’ Mississauga site, are essential to advance quality healthcare in Ontario and keep our diverse communities healthy,” said Suzanne Crysdale, principal for Stantec. “We are exceptionally proud to design a place which enhances community cohesion and where patients feel welcomed, safe, and comforted while receiving advanced care.”

Designing for care across Ontario
Stantec’s work for THP includes two of several major healthcare projects the firm has designed in Ontario in recent years, including Cortellucci Vaughan Hospital’s new 1.2 million-square-foot facility, Cambridge Memorial Hospital’s new patient care wing, Brockville General Hospital’s Phase 2 Complex Continuing Care, Mental Health, and Rehabilitation project, and Centre for Addiction and Mental Health’s Phase 1C Redevelopment. Through the power of design, Stantec is advancing health and wellness worldwide and increasing access to critical health services for everyone in the province. Learn more about Stantec’s healthcare work here.

About Stantec
Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the project described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the project described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the project referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact
Danny Craig
Stantec Media Relations
Ph (949) 632-6319
danny.craig@stantec.com

Investor Relations Contact
Tom McMillan
Stantec Investor Relations
Ph (780) 917-8159
tom.mcmillan@stantec.com

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